EXHIBIT 1
IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES

Name of Subsidiary Acquiring Common Stock Being Reported On	Classification

Citation Insurance Company — holder of record of 113,900 of the shares of Common Stock being reported on	Insurance Company (IC)

Physicians Insurance Company of Ohio — holder of record of 196,100 of the shares of Common Stock being reported on	Insurance Company (IC)